Consent of Independent Auditors




    The Board of Directors
    Electronic Fab Technology Corp.:

    We consent to the incorporation by reference in the registration statements (Nos. 33-77938 and 33-92418) on Form S-8 of Electronic Fab Technology Corp. of our report dated January 20, 1997, except as to note 12, which is as of February 24, 1997, relating to the balance sheets of Electronic Fab Technology Corp. as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the 1996 annual report on Form 10-K of Electronic Fab Technology Corp.


                                   KPMG Peat Marwick LLP


    Denver, Colorado
    March 24, 1997